UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40805

VersaBank
(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2022, VersaBank issued Interim Consolidated Financial Statements for the three months ended July 31, 2022 and 2021, Management’s Discussion and Analysis of Operations and Financial Condition for the three months ended July 31, 2022, a press release, dated August 31, 2022, titled VERSABANK REPORTS CONTINUED STRONG RESULTS FOR THIRD QUARTER 2022, a press release, dated August 31, 2022, titled VersaBank Declares Dividends, Form 52-109F2 certificate of interim filings by CEO and Form 52-109F2 certificate of interim filings by CFO, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Report of Foreign Private Issuer on Form 6-K

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: August 31, 2022	By:	/s/ Shawn Clarke
Name: Shawn Clarke
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Consolidated Financial Statements for the three months ended July 31, 2022 and 2021.
99.2	Management’s Discussion and Analysis of Operations and Financial Condition for the three months ended July 31, 2022.
99.3	Press Release, dated August 31, 2022, titled VERSABANK REPORTS CONTINUED STRONG RESULTS FOR THIRD QUARTER 2022.
99.4	Press Release, dated August 31, 2022, titled VersaBank Declares Dividends.
99.5	VersaBank—Form 52-109F2 certificate of interim filings by CEO.
99.6	VersaBank—Form 52-109F2 certificate of interim filings by CFO.